Form 10-Q                                                Crawford & Company
Quarter Ended June 30, 1995                              Page 7


                    NOTES TO CONDENSED FINANCIAL STATEMENTS


1. The condensed financial statements included herein have been prepared by the Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements and related notes contained in the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1994.

      In the opinion of management, the condensed financial statements included herein contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position of the Registrant as of June 30, 1995, and the results of its operations and cash flows for the three and six-month periods then ended.

2. The results of operations for the six-month period ended June 30, 1995, are not necessarily indicative of the results to be expected during the balance of the year ending December 31, 1995.

3.	   Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the respective periods. The effect of common stock equivalents was less than 3% dilutive in both 1995 and 1994 and, therefore, the effect on primary earnings per share has not been shown.

4.	   The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents for purposes of the Statements of Cash Flows.



Form 10-Q                                                Crawford & Company
Quarter Ended June 30, 1995	                             Page  8


                PART 1 - FINANCIAL INFORMATION - (Continued)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Condition

The Company's current assets at June 30, 1995, exceeded current liabilities by $121.6 million, a decrease of $4.5 million from the working capital balance at December 31, 1994. Cash and cash equivalents at June 30, 1995, totaled $22.6 million, a decrease of $16.3 million from the balance at the end of 1994. Short-term investments totaled $10.0 million at June 30, 1995, decreasing from $18.8 million at December 31, 1994. Cash was generated primarily from operating activities, while the principal uses of cash were for dividends paid to shareholders, acquisitions of property and equipment and repurchases of common stock. At June 30, 1995 and December 31, 1994, the ratio of current assets to current liabilities was 2.1 to 1.

During 1994, the Company announced that it may, from time to time, purchase up to an aggregate of 2,000,000 shares of its Class A and Class B Common Stock through open market purchases. Through June 30, 1995, the Company has reacquired 691,900 shares of its Class A Common Stock and 625,100 shares of its Class B Common Stock at an average cost of $15.43 and $15.62 per share, respectively.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements of its foreign subsidiaries or other financing needs that may arise. Short-term borrowings outstanding as of June 30, 1995, totaled $8.8 million, as compared to $9.1 million at the end of 1994.

Results of Operations

Revenues for the first half of 1995 were $299.5 million, compared with $296.6 million for the same period in 1994. For the second quarter of 1995, revenues were $150.9 million, an increase of 2.1% compared with $147.8 million for the same period in 1994. Unit volume, measured principally by chargeable hours and excluding acquisitions, decreased 5.8% and 6.2%, during the first six months and second quarter of 1995, respectively, as compared to related 1994 periods. But these decreases were partially offset by changes in the mix of services and in the rates charged for those services, the combined effects of which increased revenues by approximately 1.2% in the first half of 1995 and .9% in the second quarter. The Company's fourth quarter 1994 acquisitions of the Brocklehurst Group and Arnold & Green Ltd., two loss adjusting firms based in the United Kingdom, and the acquisition of Finnamore & Partners, Ltd., a Canadian loss adjusting firm, in the second quarter of 1994, increased revenues by 5.6% and 7.4%, during the first six months and second quarter of 1995, respectively.



Form 10-Q                                                 Crawford & Company
Quarter Ended June 30, 1995	                              Page  9


PART 1 - FINANCIAL INFORMATION - (Continued)

Domestic revenues from Claims Services to insurance companies and Risk Management Services to self-insured clients totaled $200.2 million for the first half of 1995, down 1.1% from related 1994 revenues of $202.4 million. Second quarter 1995 revenues totaled $98.4 million, a decrease of 1.6% from the same period in 1994. These declines reflect lower claims frequency throughout the property and casualty insurance industry and increased competition in the self-insured corporate market. Revenues produced in the first six months of 1995 by the Company's catastrophe adjusters were $15.3 million. This was approximately $5.6 million less than catastrophe revenues reported in the first half of 1994, when the Company was involved in completing major projects, including the Los Angeles earthquake and the handling of winter storm losses in the Northeast. In the second quarter of 1995, revenues produced by the Company's catastrophe adjusters totaled $9.1 million, as compared to $11.6 million in the 1994 second quarter.

Domestic revenues from HealthCare Management Services, which serves both the insurance company and self-insured markets, totaled $48.2 million for the first half of 1995, a decrease of 6.9% from the first half of 1994. For the second quarter these revenues were $23.5 million, decreasing from the $25.3 million reported in 1994. The demand for these services continues to be affected by regulatory changes and other medical cost containment alternatives such as health maintenance organizations.

Revenues from the Company's international operations increased to $35.8 million in the first half of 1995, from $21.6 million for the same period in 1994. Second quarter 1995 revenues totaled $19.9 million, an increase of 82.6% over related 1994 revenues of $10.9 million. These increases result primarily from the Company's late 1994 acquisitions in the United Kingdom and strong Canadian growth.

The percentage of revenue derived from each of the Company's principal service categories is shown in the following schedule:

                                       Six-Month Period     Three-Month Period
                                        Ended June 30	        Ended June 30
                                       1995      1994        1995      1994

Domestic Claims Services (including
 Risk Management Services)             71.9%     75.3%       71.4%     75.5%

Domestic HealthCare Management
 Services                              16.1      17.4        15.4      17.1

International Operations               12.0       7.3        13.2       7.4

                                      100.0%    100.0%      100.0%    100.0%



Form 10-Q                                                 Crawford & Company
Quarter Ended June 30, 1995                               Page 10


PART 1 - FINANCIAL INFORMATION - (Continued)

Results of Operations (continued)

Effective January 1, 1995, the Company changed its method of reporting its principal service categories to correspond with internal management reporting. Accordingly, risk control and information consulting services, previously disclosed as other risk management services, are now reported as a component of domestic claims services, along with certain healthcare management services which are closely aligned with the Company's risk management services. International claims and healthcare management services, previously reported as components of claims services and healthcare management services, are now reported as international operations.

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Such expense approximated 63.8% of revenues in the first half of 1995, compared to 64.7% for the first six months of 1994, and 64.4% of revenues in the current quarter, unchanged as compared to the percentage of second quarter 1994 revenues. The decrease for the first half of 1995 is due primarily to reduced incentive compensation and group medical expenses.

Expenses other than compensation and related payroll taxes and fringe benefits approximated 27.2% of revenues for the first six months of 1995, compared to 23.7% of revenues for the same period in 1994, and 28.3% of second quarter 1995 revenues, as compared to 23.8% of related 1994 revenues. These increases resulted principally from an increase in systems development costs associated with the development of systems designed to enhance the Company's service delivery to its clients and increases in other operating costs related to the Company's late 1994 acquisitions in the United Kingdom.



Form 10-Q                                                Crawford & Company
Quarter Ended June 30, 1995                              Page 11



Review by Independent Public Accountants.

Arthur Andersen LLP, independent public accountants, has performed a review of the interim financial information contained herein in accordance with established professional standards and procedures for such a review and has issued its report with respect thereto (see page 12).









Form 10-Q                                                 Crawford & Company
Quarter Ended June 30, 1995                               Page 12



                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and
Board of Directors of
Crawford & Company:

We have reviewed the accompanying condensed consolidated balance sheet of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of June 30, 1995 and the related condensed consolidated statements of income for the three and six-month periods ended June 30, 1995 and the related condensed consolidated statements of cash flows for the six-month periods ended
June 30, 1995 and 1994. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Crawford & Company and subsidiaries as of December 31, 1994 (not presented herein), and in our report dated January 31, 1995, we expressed an unqualified opinion on that statement. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1994 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.


                                            Arthur Andersen LLP


Atlanta, Georgia
August  11, 1995





Form 10-Q                                              Crawford & Company
Quarter Ended June 30, 1995                            Page 13


                         PART II - OTHER INFORMATION


Item 4.    Submission of Matters to a Vote of Security Holders

           On April 25, 1995, the Registrant held its Annual Meeting of Shareholders. At the Annual Meeting, the Class B Shareholders, the only class entitled to vote at the meeting, voted on the election of ten (10) directors for a one year term. The results of that voting are as follows:

           Election of Directors

           Name 	                       Votes For 	    Votes Withheld

           Virginia C. Crawford 	      16,904,428          	12,594
           Forrest L. Minix 	          16,904,717 	         12,305
           J. Hicks Lanier 	           16,905,329 	         11,693
           Charles Flather 	           16,905,329 	         11,693
           Jesse S. Hall 	             16,905,229          	11,793
           Linda K. Crawford 	         16,903,805          	13,217
           Jesse C. Crawford 	         16,904,005 	         13,017
           Larry L. Prince 	           16,902,064 	         14,958
           William R. Goodell 	        16,901,314 	         15,708
           Dennis A. Smith 	           16,904,447 	         12,575


Item 6.    Exhibits and Reports on Form 8-K.

           (a)    Exhibits

                  23.1   Consent of Arthur Andersen LLP
                  27.1   Financial Data Schedule

           (b)    Reports on Form 8-K

                  Registrant filed no reports on Form 8-K during the period covered by this report.




Form 10-Q                                                 Crawford & Company
Quarter Ended June 30, 1995                               Page 14


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Crawford & Company
                                              (Registrant)




Date:  August 11, 1995                    F. L. Minix
                                          Chairman of the Board and
                                          Chief Executive Officer



Date:  August 11, 1995                    D. R. Chapman
                                          Executive Vice President - Finance
                                          (Principal Financial Officer)



Date:  August 11, 1995                    J. F. Giblin
                                          Vice President and Controller
                                          (Principal Accounting Officer)